UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 5, 2002

Warren J. Casey
Pitney, Hardin, Kipp & Szuch LLP
P.O. Box 1945
Morristown, New Jersey 07962-1945

Act 1934
Section 14A-8
Rule
Public Availability 4/5/2002

Re: The Talbots Inc.
Incoming letter dated January 30, 2002

Dear Mr. Casey:

This is in response to your letters dated January 30, 2002 and March 6, 2002 concerning the shareholder proposal submitted to Talbots by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received letters on behalf of the proponents dated March 1, 2002 and March 21, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Samantha M. Biletsky
Associate General Counsel
City of New York
Office of the Comptroller
1 Centre Street
New York, New York 10007-2341

CRGH

PITNEY, HARDIN, KIPP & SZUCH LLP

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FACSIMILE (732) 224-3630

January 30, 2001

Via UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the City of New York Office of the Comptroller

Ladies and Gentlemen:

On behalf of The Talbots Inc., a Delaware corporation (the "Company" or "Talbots") and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal (the "Proposal") submitted by the City of New York Office of the Comptroller (the "Proponent") on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund for inclusion in Talbots proxy materials to be distributed in connection with its 2002 Annual Meeting of Shareholders. We request the confirmation of the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") that it will not recommend enforcement action if Talbots omits the Proposal from its 2002 proxy materials for the reasons set forth in this letter.

We have enclosed six copies of this letter and the Proposal. A copy of this letter is also concurrently being sent to the Proponent as notice of the Company's intention to omit the Proposal from its proxy materials.

The Proposal consists of:

(a) six "whereas" clauses which relate to the prospect of having U.S. corporations establish standards which incorporate the conventions of the United Nations' International Labor Organization ("ILO") on workplace human rights and implementing independent monitoring programs, as well as five general principles that set forth the topics of eight ILO conventions; and

(b) a resolution which specifically requests that Talbots establish a code of corporate conduct based on the ILO standards and implement an independent compliance program, as follows:

> Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

A copy of the Proposal is attached as Exhibit A to this letter.

I. Statement of Reasons Supporting Exclusion

The Company believes that the Proposal may properly be excluded from its 2002 proxy materials under Rule 14a-8 for the reasons set forth below.

A. The proposal is improper because it has been substantially implemented and is therefore moot pursuant to Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy statement if the essential elements of the proposal have been substantially implemented. For a proposal to be omitted, the proposal need not be implemented in full or precisely as presented, rather the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); *Texaco, Inc.* (March 28, 1991).

The Division has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Gap, Inc.* (Mar. 16, 2001) (proposal asking company's board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, published information on its website about the code and its monitoring programs and discussed child labor issues with shareholders); *Kmart Corp.* (Feb. 23, 2000) (proposal requesting that the board report on the company's vendor standards and compliance program for its vendors, subcontractors and agents in countries where it sourced products was excludable because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, established a third-party monitoring program, circulated a shareholder report, and discussed these matters with shareholders).

In 1998 Talbots formally established and implemented its Standards For Business Practice (the "Standards") and its Labor Law Compliance Program and Code of Conduct For Suppliers (the "Code"), to address concerns regarding global workplace conditions and labor practices in domestic and overseas factories which produce merchandise for Talbots.

At the time the program was implemented, Talbots distributed the Standards and the Code to its manufacturers, both domestic and foreign. Since then, Talbots has regularly disseminated the full text of the Standards and the Code to its new domestic and foreign manufacturers. The Company mandates that its manufacturers certify annually that they and each shipment of their merchandise to Talbots, are and will continue to be in compliance with the Standards and the Code.

Talbots purchase orders also contain terms and conditions under which the manufacturer warrants that (a) all merchandise subject to the purchase order will be manufactured and processed by the manufacturer and its subcontractors in compliance with the FLSA and applicable state and local laws pertaining to child labor, minimum wage and overtime compensation; (b) the manufacturer "currently [has] in effect a program of monitoring any sub-contractors who perform work for us in connection with the production of merchandise that is the subject of this shipment for compliance with the FLSA and comparable state and local laws" or, if merchandise is manufactured outside the United States, that the merchandise is produced in compliance with the labor laws of the country of manufacture; and (c) the manufacturer "currently [has] in effect a program of monitoring any sub-contractors who perform work outside the United States for such compliance." The manufacturer further warrants that all merchandise delivered to Talbots pursuant to the purchase order shall be accompanied by shipping documents which include a legend certifying the items listed above. Upon accepting a purchase order the manufacturer agrees to comply and to certify its compliance with the Standards and the Code.

Talbots also requires that its manufacturers submit a description of their monitoring program which is used to monitor their factories and their subcontractors' factories. Talbots reserves the right to suspend or terminate its business relationship with any manufacturer found to be in violation of the Code, the FLSA or similar laws of the country of manufacture.

The Code in meticulous detail covers a multitude of business practices, including each of the following: (a) wages, hours and overtime, (b) child labor, (c) forced labor, (d) discrimination, (e) working conditions, and (f) freedom of association. The production facilities of all its foreign manufacturers are required by Talbots to maintain and publicly display the Code in a highly visible area, in both English and the local language.

Talbots also established a comprehensive merchandise compliance program, which is headed by the Director of Merchandise Compliance, a position whose responsibilities include making certain that the Company's vendors are aware of and comply with the Standards and the Code. In developing its compliance program, the Company has been mindful of the existence of similar compliance programs (including the White House sponsored Fair Labor Association and the Council on Economic Priorities' Social Accountability 8000, or "SA8000"). In fact, several years ago then Secretary of Labor Robert Reich named Talbots to the Trendsetter List developed by the U.S. Department of Labor to recognize quality compliance programs designed to improve factory working conditions.

The audit process within Talbots compliance program is currently conducted by an outside, independent compliance firm. In addition, periodic factory reviews are conducted by Talbots internal staff and agents that represent Talbots overseas. Talbots requires factories that manufacture its merchandise to allow authorized representatives of Talbots unrestricted access to their facilities and corporate records at all times, with or without prior notice.

A comparison of the five ILO principles discussed in the "whereas" clauses of the Proposal with Talbots existing Standards and Code demonstrates that the Standards and the Code cover each form of conduct set forth in the enumerated ILO principles as well as means to monitor and verify compliance by its suppliers and manufacturers, as set forth below.

The Proponent requests that the Company's standards include the principle that "[a]ll workers have the right to form and join trade unions and to bargain collectively" and that "[w]orkers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions." The section of the Code entitled "Freedom of Association" provides that "[w]orkers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with workers who wish to lawfully and peacefully associate, organize or bargain collectively."

The Proposal requests that Talbots policy provide that "[t]here shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics." The section of the Code entitled "Discrimination" provides that "[w]orkers must be employed on the basis of their ability to carry out the duties of a particular job without regard to race, color, gender, nationality, religion, age, disability, marital status or other personal characteristics or beliefs. No person shall be subjected to discrimination in any aspect of employment."

The Proposal requests that the Company's standards include the principle that "[e]mployment shall be freely chosen. There shall be no use of force, including bonded or prison labor." The section of the Code entitled "Forced Labor" states that "[t]here shall not be any use of forced labor, whether in the form of prison labor, indentured labor, bonded labor or otherwise."

The Proposal further asks that the Company's standards include that "[t]here shall be no use of child labor." The section of the Code entitled "Child Labor" provides that "[n]o person shall be employed at an age younger than 15 (or 14 where the law of the country of manufacture allows) or younger than the age for completing compulsory education in the country of manufacture where such age is higher than 15." In fact, the Company's description of what age constitutes a "child" is identical to that set forth in Article 2 of ILO Convention 138, which is cited in the Proposal.

As discussed above, the Standards and the Code already implemented by the Company fully address each of the human rights areas and particular standards raised by the Proponent.

The Proposal also requests that the Company implement an independent monitoring program of corporate adherence to the enumerated human rights principles. As discussed above, Talbots has already implemented a comprehensive compliance program headed by the Director of Merchandise Compliance. The objective of the Company's monitoring program is to ensure that Talbots merchandise is manufactured pursuant to applicable U.S. and foreign laws and regulations and under humane working conditions. The Company's compliance program includes full audits conducted by outside, independent compliance auditors, and periodic factory reviews conducted by Talbots internal staff and agents that represent Talbots overseas. Also, factories that manufacture Talbots merchandise must agree to allow authorized representatives of Talbots unrestricted access to their facilities regardless of whether notice has been provided.

The Division has stated that a company is not required to implement a proposal word-for-word in order to have it excluded as substantially implemented pursuant to Rule 14a-8(i)(10) but rather must demonstrate that the company's existing policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); *Texaco, Inc.* (March 28, 1991). Talbots Standards and Code actively address, monitor and enforce the workplace human rights set forth in each of the eight ILO conventions referred to in the Proposal, and the only differences in detail between the Proposal and the Standards, the Code and Talbots ongoing, independent compliance program are insignificant.

Based on the foregoing, the code of corporate conduct and compliance program requested under the Proposal have already been "substantially implemented" by Talbots through its existing Standards, Code and related compliance program. Accordingly, Talbots believes that it may properly omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10).

B. The Proposal is improper because pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) it is vague and indefinite.

(i) The Proposal is vague and indefinite and thus violates Rule 14a-8(i)(3).

Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9.

The Division has established that a proposal so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from proxy materials pursuant to Rule 14a-8(i)(3). *See Bristol-Myers Squibb Co.* (Feb. 1, 1999) (proposal excludable because its vagueness, in requesting that the company adopt certain policies relating to product testing, would prevent shareholders from understanding the meaning of the request or the consequences of its implementation); *Philadelphia Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

In *AnnTaylor Stores Corp.* (Mar. 13, 2001), the proposal, which was nearly identical to Talbots Proposal, requested that AnnTaylor fully implement "these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards." The AnnTaylor proposal's "whereas" clauses also provided that "these standards incorporate the conventions of the [ILO] on workplace human rights which include" the same five ILO principles and eight ILO convention citations enumerated in Talbots Proposal. The Division determined that AnnTaylor could properly exclude the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite.

In numerous other recent no-action letters the Division has concurred with the omission of similar proposals which sought the "full implementation of SA8000." The Division concurred with their exclusion due to their vague, indefinite and, therefore, potentially misleading nature. *See H.J. Heinz Co.* (May 25, 2001) (proposal committing the company to the "full implementation" of the SA8000 standards and a program to monitor compliance with these standards excludable as vague and indefinite); *TJX Companies, Inc.* (Mar. 14, 2001); *Kohl's Corp.* (Mar. 13, 2001); *Revlon, Inc.* (Mar. 13, 2001); and *McDonald's Corp.* (Mar. 13, 2001).

The Proposal is also distinguishable from two recent SEC no-action letters for which the Division did not concur in the omission of a proposal pursuant to Rule 14a-8(i)(3). *See Microsoft Corp.* (Sept. 14, 2000) and *Oracle Corp.* (Aug. 15, 2000). In these letters, the proposals requested that each company establish a specific set of human rights standards, the China Principles. However, unlike the Proposal here which requests a voluminous set of standards and ILO conventions that would apply to Talbots global operations, the proponents in the *Microsoft Corp.* and *Oracle Corp.* letters proposed eleven specific standards that only applied to operations in China and were intended to address specific workplace human rights issues in China.

The Proposal here is vague and indefinite because it requires Talbots to commit itself to the ILO human rights standards but does not fairly summarize what those standards are for Talbots shareholders. The Proposal only specifies five ILO principles and cites only eight ILO conventions. As written, in order to implement a code of corporate conduct based on the broadly phrased "aforementioned ILO human rights standards," the Proposal would appear to require Talbots to adopt all 180 of the ILO conventions. In addition to the five enumerated ILO principles, the ILO conventions contain 172 additional human rights standards, as well as a description of the related obligations thereunder.

As a result, not only would Talbots and its shareholders be unable to comprehend what actions or measures would be required by Talbots in the event the Proposal were implemented, but actions ultimately taken by Talbots pursuant to the Proposal could differ significantly from those actions contemplated by the shareholders in voting on the Proposal. For example, ILO Convention 138 is cited for the following ILO principle "[t]here shall be no use of child labor." However, adoption of ILO Convention 138 would impose the following obligations on the Company and its international suppliers although they are not included in the Proposal: (a) undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons; (b) specify, in a declaration, a minimum age for admission to employment or work within the appropriate territory; (c) ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any event, not less than 15 years; (d) determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years. Thus it would be impossible for the Company and its shareholders to understand the obligations that the Proposal, if implemented, would impose on Talbots.

Even if the Proponent intended to incorporate only the five broad human rights principles (and eight ILO conventions) specifically set forth in the "whereas" clauses, the Proposal fails to include the text of these eight ILO conventions or to adequately summarize the obligations and requirements which would be imposed on Talbots by these principles and conventions. The Proponent only provided a topical list of the principles. Each individual convention contains numerous articles that the Company would be required to follow. Each individual convention is four to ten pages long and contains up to 33 separate articles. A mere reference to an ILO convention title, number or topic does not constitute even minimum disclosure of what the Proponent is requesting in the Proposal, nor does it provide the shareholders with a full, fair and accurate summary as to what they are entitled prior to voting on the Proposal. Thus, in order for

Talbots and its shareholders to fully understand the Proposal and the obligations that the Proposal would impose on the Company, the shareholders would need full disclosure of the eight ILO conventions referenced in the Proposal.

In addition, the Proposal does not provide definitions or explanations of key terms contained in the ILO conventions, and thus the shareholders cannot know that words which may appear to them to have common meanings, are defined terms under the ILO conventions and are therefore not subject to interpretation. For example, Article 2 of ILO Convention 138 (Minimum Age Convention) provides a detailed explanation of what constitutes the minimum age of a person who is employed to constitute child labor. According to ILO Convention 138 the minimum age is "not less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years." However, if a developing country has specified a minimum age of 14 years, the lower age will apply. The Proposal fails to properly identify which words and phrases must be strictly construed in accordance with the ILO conventions. These material omissions make it impossible for the shareholders to understand what they are being asked to vote on and consider, thereby making the Proposal vague and misleading.

For the foregoing reasons, neither the shareholders nor the Company would be able to determine with any degree of certainty either the meaning of the Proposal or the manner in which it is to be implemented. As a result, the Company believes that the Proposal is so incomplete as to be vague, indefinite and, therefore, misleading and thus properly excludable pursuant to Rule 14a-8(i)(3).

(ii) The Proposal is improper pursuant to Rule 14a-8(i)(6) because it is impermissibly vague and indefinite and thus, beyond the Company's ability to effectuate.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. *See International Bus. Machs. Corp.* (Jan. 14, 1992).

If the Proposal were adopted, the vagueness of the five ILO principles listed in the Proponent's supporting statement would confuse and mislead the Company and its shareholders as to the nature and extent of the human rights obligations imposed on Talbots. If the Proposal were approved, the Company would be committed to implementing the broadly written ILO conventions, which would be applicable to Talbots operations (and the operations of its suppliers and manufacturers) worldwide.

In addition to the examples of the vagueness and indefiniteness of the Proposal described above, the Proposal references ILO Convention 111 (Discrimination (Employment and Occupation) Convention) which provides that certain actions relating to employment discrimination should be taken that are "appropriate to national conditions and practice." In order to understand and comply with these standards, the Company would be required to familiarize itself with the details of each ILO convention and to comply with all of the foreign laws and regulations in each country where its overseas manufacturers operate. The Proponent has provided no guidance on how to resolve anticipated conflicts between the ILO conventions and foreign and local laws and regulations.

As discussed above, due to the vague and misleading nature of the ILO citations in the Proposal, the Company would lack the power or authority to implement the Proposal. Thus the Company believes it may properly omit the Proposal pursuant to Rule 14a-8(i)(3).

C. The Proposal is improper pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations."

The Division has acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998). As stated in that Release, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, such as proposals relating to the hiring, promotion and termination of employees and general management of the workforce.

Although the 1998 Release in effect reversed the Division's position in *Cracker Barrel Old Country Store, Inc.* (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the Division acknowledged that there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the ordinary business exclusion but that each proposal would be reviewed on a case-by-case basis.

Subsequent to the 1998 Release, the Division has consistently illustrated that a shareholder proposal which relates to both human rights issues and ordinary business matters may be properly omitted from proxy materials pursuant to Rule 14a-8(i)(7). *See Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting the company to report on actions taken to ensure that its suppliers do not use child or slave labor excludable because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); *see also K-Mart Corp.* (Mar. 12, 1999) and *The Warnaco Group, Inc.* (Mar. 12, 1999) (finding similar proposals excludable on ordinary business grounds because certain aspects of the proposals required the companies to implement policies regarding a sustainable living wage).

The Division has consistently recognized that the selection of vendors and suppliers is a classic example of a matter relating to the ordinary course of business for retailers, and may be omitted pursuant to Rule 14a-8(i)(7). *See Kohl's Corp.* (Mar. 18, 1997) (proposal requesting that the board report on its standards for vendor partners and review compliance mechanisms for vendors, subcontractors and buying agents in countries where it sources excludable because it relates to matters involving the conduct of the company's ordinary business operations, such as "principally employment-related matters"); *Wal-Mart Stores, Inc.* (April 10, 1992) (proposal requesting detailed information on the composition of the company's workforce, employment practices and policies for selecting suppliers of goods and services, excludable as relating to ordinary business operations). The Proposal, if implemented, would greatly impact the Company's selection of its suppliers and manufacturers.

The Division has also consistently determined that an employer's policies relating to wage adjustments relate to a company's ordinary business operations, and shareholder proposals dealing with these issues may be properly excluded pursuant to Rule 14a-8(i)(7). *See Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal, a portion of which dealt with "sustainable living wage" issues, excludable because it related to ordinary business operations); *see also Kmart Corp.* (Mar. 12, 1999) and *The Warnaco Group* (Mar. 12, 1999).

Similarly, the Proponent requires that Talbots standards provide that "[t]here be no discrimination or intimidation in employment" and the Proposal thereafter cites ILO Convention 100 (Equal Remuneration Convention). Article 2 of ILO Convention 100 provides that Talbots must "ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value." This aspect of the Proposal which addresses wage policies clearly relates to the Company's ordinary business operations, and thus is properly excludable pursuant to Rule 14a-8(i)(7).

The Division has also concluded that determinations involving collective bargaining units as well as negotiations between companies and unions are ordinary business issues within the scope of Rule 14a-8(i)(7). *See Modine Mfg. Co.* (May 6, 1998) (proposal, a portion of which dealt with the company's policies regarding trade unions and collective bargaining omitted under Rule 14a-8(i)(7) because it related to ordinary business operations). Similarly, the Proposal requires Talbots to implement a policy that gives all workers "the right to form and join trade unions and to bargain collectively." In addition, ILO convention 87, incorporated by reference into the Proposal, provides that worker representatives must have access to all workplaces necessary to enable them to carry out their representative functions. Thus the Proposal deals directly with the Company's ordinary business operations, because it relates to the Company's management and its approach to labor relations and thus should be omitted pursuant to Rule 14a-8(i)(7).

The Company therefore believes that the Proposal addresses numerous matters related to the ordinary business operations of the Company, which matters are the type of "ordinary business" the Division allows to be excluded under Rule 14a-8(i)(7).

II. Conclusion

For the foregoing reasons, Talbots believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given the opportunity to revise the Proposal. If the Division does not concur with the Company's position, we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (973) 966-8025 if you should have any questions or need additional information.

Very truly yours,

WARREN J. CASEY

Enclosure

cc: Mr. Patrick Doherty
Richard T. O'Connell, Esq.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

December 20, 2001

Mr. Richard T. O'Connell, Jr.
Secretary
Talbots, Inc.
One Talbots Drive
Hingham, MA

Dear Mr. O'Connell:

The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 31,016 shares of Talbots, Inc. common stock are enclosed. The fund intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,

Patrick Doherty

AGH: pd:ma
Enclosure

workrights

TALBOTS, INC./
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Talbots, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

March 1, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Talbots Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the January 30, 2002 letter sent to the Securities and Exchange Commission by Warren Casey on behalf of Talbots Inc. ("Talbots" or the "Company"). In that letter, Talbots contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Talbots argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the January 30, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Talbots 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Talbots seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

> Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Talbots has requested that the Division grant "no-action" relief pursuant to four provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(10), which applies to proposals that have been "substantially implemented"; (2) Rule 14a-8(i)(3), which prohibits proposals containing vague and indefinite statements; (3) Rule 14a-8(i)(6), which denies a company authority to implement vague and indefinite proposals that are beyond a company's power to effectuate; and (4) Rule 14a-8(i)(7), which applies to proposals pertaining to a company's "ordinary business". Pursuant to Rule 14a-8(g), Talbots bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal May Not Be Omitted Under Rule14a-8(i)(10) As It Has Not Been Substantially Implemented

Talbots argues that since it has its own corporate code of conduct and standards for suppliers (the "code") in place that covers many of the same topics as the Proposal, it has substantially implemented the Proposal. Talbots further argues its code contains outside monitoring provisions to ensure compliance and that this further evinces substantial implementation of the Proposal.

However, the Division has viewed as proper shareholder action, such proposals as the Sullivan Principles, the CERES principles, the MacBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place that touched on some of the concerns set forth in the proposals.

For example, in In PPG Industries, Inc. (January 22, 2001), PPG was denied "no-action" relief in its attempt to omit a proposal virtually identical to the Proposal at issue here. PPG argued the proposal had been substantially implemented, because along with applicable U.S. laws it was required to follow, it had an Equal Employment Opportunity policy, a Global Code of Ethics which required compliance with local foreign law as a minimum standard, and monitoring by the company to ensure compliance. PPG also noted that its code of ethics called for observing PPG standards that went beyond the local foreign minimum. The proponents in PPG, however, pointed out that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. The proponents further argued that the company's general statements about following local foreign laws and sometimes following applicable higher PPG standards fell "far short of the specificity on the cited topics" that their resolution sought. The proponents prevailed. Similarly, in Oracle Corporation (August 15, 2000) the Division denied relief on Rule 14a-8(i)(10) grounds even though Oracle argued that a proposal to adopt "U.S. Principles for Human Rights of Workers in China" was substantially implemented because it already had in place its own code of conduct, an employee handbook and it followed applicable law. The proponents in Oracle also cited specific elements of their resolution that were not addressed in the company's code of conduct. See also Texaco Inc., (January 30, 2001) (Staff refused to allow the company to omit a proposal similar to the one at issue here on Rule 14a-8(i)(10) grounds; proponents argued the company's policies did not address each element of the proposal and the elements that were addressed by the company did not offer the same degree of protection as the ILO code principles).

As in PPG, Talbots' code does contain references to many of the specifics covered in the Funds' Proposal, but some points are not as comprehensive or specific and/or do not offer as much protection or are not specifically addressed at all. For example, Talbots code states that "workers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with workers wish to lawfully and peacefully associate, organize, or bargain collectively." The Proposal, however, makes the affirmative statement that "[a]ll workers have the right to form and join trade unions and to bargain collectively." Additionally, Talbots' anti-discrimination provision is not as comprehensive as the one in the Proposal as it does not specifically mention political opinion or social origin. Further, Talbots states its vendors and suppliers are obligated to follow the laws of the country in which they are doing business. In contrast, the Proposal requests the Company implement a code of conduct based on five ILO standards, which are often higher than the laws of the country where the suppliers are doing business. Even if there are laws in place on some of these labor rights in the foreign countries, they are rarely, if ever, enforced. For example, even though the China's constitution provides for "freedom of association," in practice, this right does not actually exist. See U.S. Department of State Report –"China: Country Reports on Human Rights Practices – 2000.[1]

Moreover, Talbots' code does not cover workers representatives' rights whereas the Proposal specifically states that "[w]orkers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions." Most importantly, Talbots' monitoring program is far short of what is requested in the Proposal. Talbot claims its compliance program "is currently conducted by an outside, independent compliance firm" and that "periodic factory reviews are conducted by Talbots internal staff and agents." The Proposal, however, calls for "outside, independent monitoring by a "respected human rights" or "religious organizations" to ensure compliance with standards. (emphasis added). Outside independent monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance. Indeed, the Proposal states that "independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in [the] company's commitment to human rights is to be maintained." I do not

---

1 This report was obtained form the Department of State website: www.state.gov.

believe that Talbot's "outside monitoring" is the type of monitoring called for in the Proposal. The monitors are not respected human rights or religious organizations. There is evidence that Talbots' monitoring system may not effective. Two years after Talbots implemented its code, it was added in March 2000 to several class action lawsuits; the lawsuits allege Talbots and other companies used sweatshop labor in Saipan to make garments. Specifically, the lawsuits allege these compnaies are partly responsible for human rights violations of Saipan garment workers by violating, among other things, laws against involuntary servitude and forced labor. These lawsuits are ongoing. Several companies have settled (not Talbots) and agreed pay $ 8.8 million dollars to institute independent outside monitoring programs.[2]

In sum, the Proposal is more comprehensive and specific and offers more protection than Talbots code and contains significant elements Talbots code does not, and thus it cannot be said the Proposal has been substantially implemented.

B. The Proposal May Not Vague or Indefinite And May Not Be Omitted Under Rule 14a-8(i)(3)

Talbots argues the Proposal is vague, indefinite, and that shareholders will be unable to determine the consequences of implementation or the obligations of Talbots. Talbots specifically argues that shareholders will not understand the Proposal, particularly in light of the fact the shareholders will not get to read the full text of the ILO conventions cited. In support of its request for "no action" relief, the Company has cobbled together a series of arguments and claims that the Proposal is vague and confusing. It is not. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The plain terms of the Proposal request the Company implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and to commit to outside independent monitoring for compliance. Because the Proposal does not ask the Company to ratify the ILO Conventions, there is no reason for the full text to be included in the Proposal. In fact, the Commission has agreed the Proposal is clear and cannot be omitted on Rule 14a-8(i)(3) grounds, as it has recently allowed an identical proposal submitted by the New York by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement. See The Stride Rite Corporation (January 16, 2002). See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a-8(i)(3) grounds).

The decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are inapplicable because of the Stride Rite decision, but are readily distinguishable in any event. For example, in Bristol-Meyers Squibb Company (February 1, 1999), the excluded proposal was wholly incomprehensible, asking that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their

2 See e.g., The Boston Herald (March 8, 2000); Los Angeles Times (October 18, 2001); The Columbia Dispatch (November 1, 2001); and Pacific Employment Law Letter (December 2001). All of these articles were obtained from www.lexis.com

lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended."

Talbots also seeks to rely on a series of inapposite decisions issued in March 2001, in which the Staff declined to take action on a set of standards-based proposals that differed in important respects from the Proposal at issue here. For instance, the Staff chose to take no action on the exclusion of proposals that would have committed companies to "'full implementation' of the SA8000 Social Accountability Standards", the terms of which, unlike the standards at issue here, were not set forth in the proposals' text. See Kohls Corporation (March 13, 2001); H.J. Heinz Company (May 25, 2001); TJX Companies (March 14, 2001); Revlon, Inc. (March 13, 2001); and McDonald's Corporation (March 13, 2001). Equally distinguishable is Ann Taylor Stores Corporation (March 13, 2001), in which the Staff granted "no action" relief concerning a proposal seeking to commit the company to "full implementation" of "these human rights standards." In contrast to that language, which the Staff found vague and indefinite, the Proposal here contemplates specific action: the implementation of a code of conduct fashioned by the Company but "based on" the clearly articulated "aforementioned ILO human rights standards."

The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution are baseless. Talbots' arguments should be dismissed.

C. The Proposal May Not Be Omitted Under Rule 14a-8(i)(6), As It Is Clear And Unambiguous And Is Within The Company's Power To Effectuate

As discussed in detail above, the Company's claims pursuant to Rule 14a-8(i)(3) that the Proposal is vague and indefinite are baseless. See Stride Rite. Thus, its allegation that it cannot discern what actions the Proposal requires must also be dismissed.

The Company's further claim that the Proposal may be excluded because it is unclear what obligations the Proposal would place on the Company and therefore the Company would lack the power to effectuate the Proposal also lacks foundation. See Stride Rite (where Staff ruled an identical proposal to the Proposal in question was within the company's power to effectuate). Talbot cites International Business Machines Corp. (January 14, 1992). This case is inapplicable. There, an equality statement and supporting statement about discrimination in the workplace was followed by a one sentence resolved clause, which stated: "It is now apparent that the need for representation has become a necessity." Staff ruled this clause vague and therefore outside the company's power to effectuate. In contrast, the Proposal is clear and straightforward, as discussed above. Additionally, the Company's arguments about what will be required are inaccurate, and in any event misplaced. For example, the Company argues that if the Proposal were adopted, it "would be required to familiarize itself with the details of each ILO convention." That is not true, as discussed above.

The Proposal states that the Company "commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards…." This is a clear statement; the code of conduct that is to be implemented is based on the five specific ILO human rights standards. In Microsoft (September 14, 2000) and Oracle (August 15, 2000), the Staff recently refused to allow the omission of even broader human rights proposals pursuant to Rule 14a-8(i)(6). Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(i)(6).

D. The Proposal Raises Substantial Policy Issues And May be Omitted Pursuant To Rule 14a-8(i)(7)

Talbots next argues that the Proposal raises matters that are within the scope of ordinary business and urges that the Proposal be excluded under Rule 14a-8(i)(7). Talbots specifically argues that the Proposal pertains to issues "so fundamental to management's ability to run a company" that the proposal should not be subject to direct shareholder oversight. The Commission however, has flatly rejected these arguments. In Stride Rite (January 16, 2002), the proponents submitted an identical proposal to the Proposal at issue here and the company's argument was the same as Talbots arguments are here. The Commission refused to omit the proposal on Rule 14a-8(i)(7) grounds.

The Stride Rite case strongly reaffirms the Commission's longstanding position that proposals that may involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34-12999. The Commission has often recognized the overarching significance of international human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles, the CERES Principles, the MacBride Principles, and global human rights principles. The Proposal raises issues that are at the forefront of international discourse concerning globalization and free trade. Undoubtedly, the Proposal addresses significant policy concerns. The Proposal addresses labor relations in a global sense, committing the Company to implement a code of conduct "based on" the five ILO principles. Such general direction in no way interferes with the management's ability to run the Company. It is clear, based on Stride Rite, the Proposal should be included in Talbot's proxy materials.

Up until the Stride Rite decision, Staff had frequently been siding with proponents by refusing to grant "no action" relief to companies seeking to exclude from their proxy statements pursuant to Rule 14a-8(i))(7), proposals virtually identical or similar to the Proposal at issue here. See, e.g. PPG Industries, Inc. (January 22, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) virtually identical to the one at issue here); American Eagle Outfitters, Inc., (March 20, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) similar to the one at issue here). See also the Oracle Corporation (August 15, 2000) and Microsoft Corporation (September 14, 2000) cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal and the proposals were not omitted under Rule 14a-8(i)(7).

Talbots argues that any reference to labor relations brings the Proposal within the ambit of ordinary business, even if social policy issues are raised. In light of the Stride Rite decision, Talbots arguments and the cases it cites in support are inapplicable. For example, In Modine Manufacturing Company (May 6, 1998), Staff allowed the proposal to be omitted under the ordinary business exception because it called for the company to develop a code of conduct guaranteeing employees the right to organize and maintain unions. There were no human rights issues or significant policy issues involved in that case. In K-Mart Corp. (March 12, 1999); Wal-Mart Stores, Inc. (March 15, 1999); and The Warnaco Group (March 12, 1999), Staff granted "no-action" relief because the proposals dealt specifically with wage issues, unlike this case. In Wal-Mart Stores, Inc. (April 10, 1992), Staff granted "no-action" relief because the proposal involved a "request or detailed information on the composition of the Company's work-force, its employment practices and policies s well as its relationships with suppliers and other businesses." The Wal-Mart proposal was not at all similar to the Proposal here.

Talbot erroneously argues the ILO conventions cited are incorporated by reference and that since ILO Convention 100 discusses wage issues, the Proposal relates to ordinary business and can be excluded. The ILO conventions are not incorporated by reference. The conventions are to be used as a guide and the Company is given leeway to develop their own standards "based on" the ILO principles mentioned. Tellingly, according to the SEC, proposals relating to such matters as the management of the workforce, including, but not limited to the hiring and firing of employees, "that focus on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release Number 34-40018. The Proposal falls into this category.

Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that Talbots request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky
Associate General Counsel

cc: Warren J. Casey

PITNEY, HARDIN, KIPP & SZUCH LLP

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March 6, 2001

Via UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Talbots, Inc. – Shareholder Proposal Submitted by the City of New York Office of the Comptroller

Ladies and Gentlemen:

We refer to our January 30, 2002 letter on behalf of The Talbots, Inc. in which we requested the Staff of the Office of the Chief Counsel (the "Division") to concur with the Company's view that the Proposal concerning global standards submitted by the City of New York Office of the Comptroller (the "Proponent") may properly be omitted from Talbots 2002 proxy materials. We also refer to the March 1, 2002 response letter to the Division from Samanth M. Biletsky, Esq. (the "Proponent Letter") on behalf of the Proponent.

We have enclosed six copies of this letter. A copy of this letter is also concurrently being sent to the Proponent.

The Proposal requests that Talbots establish a code of corporate conduct based on the conventions of the United Nations' International Labor Organization ("ILO") standards and implement an independent compliance program.

Our bases for omission of the Proposal are set forth in our January 30 letter. However, we wish to address certain aspects of the Proponent Letter regarding whether the Proposal has already been "substantially implemented" by Talbots pursuant to Rule 14a-8(i)(10). For a proposal to be omitted, the proposal need not be implemented in full or precisely. Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983).

First, the Proposal requests that "[Talbots] commit itself to the implementation of a code of corporate conduct *based on* the aforementioned ILO human rights standards . . . and commit to a program of outside, independent monitoring of compliance with these standards" (italics supplied). Talbots has already done exactly that in its Labor Law Compliance Program and Code of Conduct for Suppliers (the "Talbots Code").

Second, the Proponent acknowledges that the Talbots Code "does contain references to many of the specifics covered in the Funds' Proposal." However, the Proponent states that it believes "some points are not as comprehensive or specific and/or do not offer as much protection or are not specifically addressed at all." In support, the Proponent identifies the following:

1. The Proponent states that its Proposal requires that "[a]ll workers have the right to form and join trade unions and to bargain collectively." This is fully covered by Talbots Code, which states that "[w]orkers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with workers who wish to lawfully and peacefully associate, organize or bargain collectively."

2. The Proponent states that Talbots "anti-discrimination provision is not as comprehensive as the one in the Proposal as it does not specifically mention political opinion or social origin." The issue of anti-discrimination, in all aspects, is fully covered by Talbots Code. It provides that "[w]orkers must be employed on the basis of their ability to carry out the duties of a particular job without regard to race, color, gender, nationality, religion, age, disability, marital status *or other personal characteristics or beliefs*" (italics supplied). Talbots Code also states that "[n]o person shall be subjected to discrimination in *any aspect* of employment" (italics supplied).

3. The Proponent acknowledges that Talbots requires its vendors to comply with all of the laws of the country where they are doing business. The Proponent states that Talbots should implement a "code of conduct based on five ILO standards, which are often higher than the laws of the country where the suppliers are doing business." Talbots Code specifically provides that Talbots is committed to "compliance with the laws of the United States and other countries in which it does business. Talbots will only do business with manufacturers whose practices conform to Talbots standards as set forth in [the Code], . . . the Fair Labor Standards Act . . . and similar state, local and foreign laws . . .." In addition, as discussed in our January 30 letter and in this letter, Talbots Code addresses not just such U.S. laws and local country laws but compliance with all of the five "higher" ILO standards.

4. The Proponent states that the Proposal requires that "[w]orkers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions." Talbots Code specifically states that

"[w]orkers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with workers who wish to lawfully and peacefully associate, organize or bargain collectively."

5. The Proponent incorrectly states that the Proposal "calls for 'outside, independent monitoring by a 'respected human rights' or 'religious organizations' to ensure compliance with standards." Although the Proposal states that "a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations," the Proposal only requests Talbots to "commit to a program of outside, independent monitoring of compliance with these standards." Talbots has already done this, having implemented a comprehensive global compliance program, which includes audits conducted by outside, independent compliance auditors, supplemented by periodic factory reviews conducted by Talbots internal staff and agents that represent Talbots overseas.

Talbots Code and related compliance program is substantially different and more comprehensive than that of PPG Industries, Inc. ("PPG"). *See* PPG Industries, Inc. (Jan. 22, 2001). PPG contended that five ILO principles were substantially implemented by a combination of its own internal policies, the existence of applicable laws (such as the National Labor Relations Act), and the U.S. ratification of ILO Convention 150 regarding forced labor. Unlike PPG, Talbots has implemented its own comprehensive Code which addresses all five ILO principles and a compliance program to monitor global compliance.

Based on the foregoing and the matters set forth in the January 30 letter, Talbots believes that it may properly omit the Proposal from its proxy materials.

Very truly yours,

WARREN J. CASEY

Enclosure

cc: Samantha M. Biletsky, Esq.
Mr. Patrick Doherty
Richard T. O'Connell, Esq.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

WILLIAM C. THOMPSON, JR.
COMPTROLLER

March 21, 2002

Via Express Mail
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Talbots Stores, Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To whom it may concern:

Thank you for providing me with an opportunity to respond to the letter dated March 6, 2002 from Talbots Stores, Inc. ("Talbots" or the "Company") to the Securities and Exchange Commission. I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds").

Talbots once again argues that the Proposal may be omitted under Rule 14a-8(i)(10) because it has already "substantially implemented" the Proposal. Again, the Funds respectfully request that the Division deny the relief that Talbots seeks. (See the Funds' letter to the SEC, dated March 1, 2002).

Talbots again lists parts of its labor compliance code and attempts to match the code up with the provisions in the Proposal by repeating the arguments it made in its January 30, 2002 letter. I refer you our Funds' March 1, 2002 letter for a response to these arguments.

Talbots also again states it hires outside monitors and that it has "implemented a comprehensive global compliance program, which includes audits conducted by outside, independent compliance auditors, supplemented by periodic factory reviews conducted by Talbots internal staff and agents that represent Talbots overseas." The monitoring that Talbots only sketchily describes is not the type of monitoring called for in the Proposal. Part of Talbots monitoring may be performed by an outside entity, but Talbots has not established that this entity is wholly independent of the Company's influence and control, as would be the types of monitoring entities recommended in the Proposal.

Outside independent monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance with human rights standards. Our Proposal provides that monitoring functions would be performed by an independent contractor, one who is not employed by the company and whose monitoring activities, including social audit, would therefore be wholly independent of the Company's influence and control. The intent of the Proposal is indicated in the "whereas" clause that calls for "independent monitoring" by a "respected human rights" organization or "religious organizations." This gives the Company some latitude in selecting appropriate independent monitors. The singular goal of the monitoring entity would be to accurately assess compliance with human rights standards. To achieve this goal, the monitoring entity would, among other things, conduct thorough audits, evaluations, and interviews with workers, local and regional non-government organizations, and trade unions, where available. Because Talbots has not established it uses independent auditors, it cannot argue it has substantially implemented the proposal.

In addition to the arguments raised in our previous letter to you on this matter, we hope that this letter further clarifies the Funds' position that the Proposal should not be excluded pursuant to under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(g), Talbots bears the burden of proving that the Proposal can be excluded under Rule 14a-8(i)(10). As detailed above, and in our pervious letter, Talbots has failed to meet its burden.

The Funds respectfully request that you consider this letter, along with the prior letter submitted on March 1, 2002, and deny Talbots' request for no-action relief. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky

Samantha M. Biletsky
Associate General Counsel

cc: Warren J. Casey
Patrick Doherty

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Talbots Inc.
Incoming letter dated January 30, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

Based on representations made in your letter, there appears to be some basis for your view that Talbots may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Talbots omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Talbots relies.

Sincerely,

Keir Devon Gumbs
Special Counsel